Exhibit 8.0

List of Subsidiaries of Metal Storm Limited

Name of Subsidiary	Percentage Owned		Jurisdiction of Formation
Metal Storm Inc	49	%(a)	Delaware
Metal Storm U.S.A. Limited	100	%(b)	Delaware
ProCam Machine LLC	100	%(c)	Washington
DigiGun LLC	100	%(d)	Delaware

(a)	Metal Storm Limited directly owns 49% of Metal Storm Inc. and officers of Metal Storm Limited who are U.S. citizens own the remaining 51% of the company through a trust.
(b)	Metal Storm Limited directly owns 100% of Metal Storm U.S.A. Limited. Metal Storm U.S.A. Limited was incorporated in Delaware on March 31, 2004.
(c)	Metal Storm Limited directly owns 100% of ProCam Machine LLC. Metal Storm Limited sold the assets and liabilities of ProCam Machine LLC to Monroe Machine Products, Inc. on June 1, 2005.
(d)	Metal Storm Limited directly owns 100% of DigiGun LLC, which was formed in Delaware on May 6, 2004.